UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42181

DirectBooking Technology Co., Ltd.

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Issuance of Press Release

On February 10, 2026, DirectBooking Technology Co., Ltd. (the “Company”) issued two press releases announcing its entry into a strategic cooperation framework agreement with Deep You Digital, a leading Chinese industrial digitalization and cultural content empowerment platform, and its entry into several securities purchase agreements with investors. The two press releases are exhibited in this form with exhibit numbers 99.1 and 99.2.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

The following exhibit is included in this Form 6-K:

Exhibit Number	Description of Exhibit
99.1	Press release of the Company dated February 10, 2026 in relation to strategic cooperation framework agreement
99.2	Press release of the Company dated February 10, 2026 in relation to securities purchase agreements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIRECTBOOKING TECHNOLOGY CO., LTD.

By:	/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer, Chairman of the Board and Director

Date: February 10, 2026